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                                                                     EXHIBIT 5.2




CytRx Announces Private Placement of $2 Million in Convertible Debentures

       ATLANTA, Oct. 22 /PRNewswire/ -- CytRx Corporation (Nasdaq: CYTR) announced the private placement of $2.0 million of convertible notes. The debentures, which will not be convertible into CytRx common stock for 60 days from the closing date, may at the option of the shareholder thereafter be converted at the lesser of 85% of the average closing bid price for the 10 days preceding the conversion, or $5.68 per share. The debentures will be sold at par and bear interest at a rate of 6% per annum. The investors will also be issued two year warrants to purchase 40,000 shares of CytRx common stock with a strike price equal to $5.68. CytRx has certain rights to redeem the notes at 110% of par including if the conversion price is below $4. CytRx also has an option to sell another $2 million of debentures to the same investors subject to certain conditions. CytRx has agreed to file a registration statement for the resale of the shares associated with this placement. CytRx was advised by Shipley Raidy Capital Partners, L.P. in this transaction.

       "While allowing us to proceed at full speed with our Phase III program for FLOCOR(TM) this offering will mitigate the cash demands this trial will have on the other CytRx operations," reported Jack Luchese, President and Chief Executive Officer.

       CytRx's business strategy is to build shareholder value through the development and commercialization of high value human therapeutic products and the successful development and rollout of its promising subsidiary companies. CytRx's FLOCOR(TM) is being developed to treat acute sickle call crisis and other vascular diseases. Protox is being developed to treat bacterial and viral infections. Vaxcel, Inc. is developing Optivax(R) to improve the effectiveness of vaccines. VetLife, Inc. markets and distributes products to enhance food animal growth. Proceutics, Inc. provides high quality preclinical development services to the pharmaceutical industry.

       This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those discussed herein, due to, among other things, the research, development and market risks which could adversely affect the Company's time line for clinical trials, regulatory approval, marketing and licensing.

SOURCE   CytRx    Corporation
         -0-                                       10/22/97
         /CONTACT:         Joe Medlin, CytRx Corporation, 770-368-9500/
         (CYTR)


   454 Technology Parkway *Technology Park /Atlanta *Norcross, Georgia 30092
                Telephone: (404) 368-9500 * FAX: (404) 368-0622